METALLA REPORTS RECORD FINANCIAL RESULTS FOR THE SECOND QUARTER OF
2026 AND PROVIDES ASSET UPDATES

(All dollar amounts are in thousands of United States dollars unless otherwise indicated, except for shares, per ounce, and per share amounts)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
August 13, 2026

Vancouver, Canada:  Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the three and six months ended June 30, 2026. For complete details of the condensed interim consolidated financial statements and accompanying management's discussion and analysis for the three and six months ended June 30, 2026, please see the Company's filings on SEDAR+ (www.sedarplus.ca) or EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at www.metallaroyalty.com.

"Our second quarter reflected the continued growth of Metalla’s portfolio, with record revenue of $5.2 million and Adjusted EBITDA of $3.9 million, driven by increasing contributions from our producing assets,” said Brett Heath, CEO of Metalla. “A key milestone during the quarter was first production from Agnico’s Amalgamated Kirkland project, adding further cashflow from our portfolio and further strengthening and diversifying our near-term revenue base.”

"Looking ahead, IAMGOLD’s newly consolidated 20.3 million ounce Measured and Indicated Mineral Resource at Côté and Gosselin further highlights the scale and long-term value of this world-class gold system. The updated Côté mine plan and mineral reserve estimate, expected in the fourth quarter, is anticipated to integrate Gosselin for the first time, representing an important milestone towards cashflow from Metalla’s 1.5% royalty covering the northern portion of Côté and substantially all of Gosselin. With a growing base of producing royalties and a high-quality development pipeline continuing to advance toward production, we believe Metalla is well positioned to deliver meaningful long-term growth on a per-share basis.”

COMPANY HIGHLIGHTS

Key Company highlights during the three months ended June 30, 2026, and subsequent period include:

  A record breaking quarter for the Company, recording revenue from royalty and stream interests of $5.2 million, net income of $1.2 million, basic and diluted earnings of $0.01 per share, and Adjusted EBITDA of $3.9 million (see Non-IFRS Financial Measures), all of which were quarterly records for the Company;
  Recognized revenue from royalty and stream interests, including fixed royalty payments, of $5.2 million for the three months ended June 30, 2026, a 94% increase compared to revenue of $2.7 million for the three months ended June 30, 2025; net income of $1.2 million for the three months ended June 30, 2026, compared to a net loss of $1.7 million for the three months ended June 30, 2025; and Adjusted EBITDA of $3.9 million for the three months ended June 30, 2026, a 159% increase compared to Adjusted EBITDA of $1.5 million for the three months ended June 30, 2025 (see Non-IFRS Financial Measures);
  Received or accrued payments on 1,173 attributable Gold Equivalent Ounces (“GEOs”) for the three months ended June 30, 2026, at an average realized price of $4,504 per attributable GEO (see Non-IFRS Financial Measures);
  On July 29, 2026, Agnico Eagle Mines Ltd. (“Agnico”) announced that trucking of ore from the Amalgamated Kirkland (“AK”) deposit to the LZ5 processing facility commenced in the second quarter of 2026. The LZ5 mill processed 71,000 tonnes of ore from the AK deposit and produced 7,800 ounces of gold during the quarter. Metalla received its inaugural cash flows from the Amalgamated Kirkland royalty in the period;
  On June 23, 2026, Mr. Sandeep Singh was elected to the Metalla Board of Directors as a non-executive Director. The Company also announced that Mr. Singh had purchased 150,000 Common Shares in the market, and the Company had awarded him an aggregate of 150,000 restricted share units ("RSUs") to match his investment. The RSUs will vest in three equal installments annually from the date of the grant;
  On July 22, 2026, Silver Storm Mining Ltd. ("Silver Storm") announced the first shipment of lead-silver and zinc concentrates from La Parrilla silver mine complex. Silver Storm reported that it had successfully produced an initial batch of concentrates using the La Parrilla sulphide processing circuit, then subsequently completed an initial shipment of 105 dmt of lead-silver concentrate and 70 dmt of zinc concentrate. The shipment was completed as part of Silver Storm's previously announced offtake prepayment agreement. Silver Storm plans to continue increasing sulphide circuit processing rates with a goal of ramping up toward the nameplate capacity of 1,250 tonnes per day. Metalla expects to receive initial cash flows from La Parrilla during the 2026 fiscal year;
  On June 1, 2026, IAMGOLD Corp. (“IAMGOLD”) announced an updated Mineral Resource Estimate (“MRE”) for the Côté gold mine. The updated MRE integrates the Côté and Gosselin zones, including the connecting saddle area, into a single geological and resource framework. Updated Measured and Indicated Mineral Resources, inclusive of Mineral Reserves, totalled 12.7 million ounces of gold at Côté, and 7.4 million ounces of gold at Gosselin, and a total consolidated Measured and Indicated Resource, inclusive of Mineral Reserves, of 20.3 million ounces of gold. Updated Inferred Mineral Resources totalled 2.0 million ounces of gold at Côté, and 0.9 million ounces of gold at Gosselin, and a total Inferred Mineral Resource of 3.5 million ounces of gold. The updated MRE will inform the upcoming Côté Gold Technical Report and mine plan, which remains on track for release in the fourth quarter of 2026;

  On July 27, 2026, the Company filed a short form base shelf prospectus, and a corresponding registration statement on Form F-10 that replaced the expiring base shelf prospectus and Form F-10 registration statement previously filed by the Company in 2024; and
  On June 23, 2026, the Company announced the release of its 2026 Asset Handbook outlining the Company's gold, silver, and copper production, development, and exploration assets, as well as Mineral Reserve and Mineral Resource data for the underlying properties. The Asset Handbook is available on the Company's website.

Key operating and financial metrics for the Company include:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Revenue from royalty interests(1)	$5,224	$2,695	$8,288	$4,416
Net income (loss)	$1,223	$(1,736)	$1,334	$(2,467)
Earnings (loss) per share - basic and diluted	$0.01	$(0.02)	$0.01	$(0.03)
Adjusted EBITDA(2)	$3,850	$1,485	$5,713	$2,351
Total attributable GEOs(2)	1,173	840	1,833	1,468
Average realized price per attributable GEO(2)	$4,504	$3,289	$4,636	$3,104

(1)  Includes fixed royalty payments.

(2) For the methodology used to calculate these measures including GEOs see Non-IFRS Financial Measures.

OUTLOOK

In 2026, the Company continues to expect to receive or accrue payments on 3,500 to 4,500 attributable GEOs. The lower end of the range reflects current operating assumptions and known constraints, while the upper end incorporates the potential impact of improved grades, continued ramp-up of key assets, and contributions from new sources of cash flow. Attributable GEOs are expected to be weighted toward the second half of 2026, reflecting the timing of higher-grade production and the continued ramp-up of key assets.

ASSET UPDATES

Below are updates during the three months ended June 30, 2026, and subsequent period to certain of the Company's assets, based on information publicly filed by the applicable project owner:

Producing Assets

Tocantinzinho

On July 9, 2026, G Mining Ventures Corp. ("G Mining") announced preliminary gold production of 36,845 oz at Tocantinzinho, an increase of 16% compared to the first quarter, and gold sales of 37,439 oz during the second quarter of 2026. G Mining reported that Tocantinzinho achieved record quarterly mining of 6.3 Mt in Q2 2026, and the planned commissioning of additional haul trucks and a front-end loader is expected to further support increased mining rates. G Mining also stated that it remains on track to achieve its 2026 production guidance of 160-190 koz of gold with production expected to be weighted towards the second half of the year as higher-grade phase 2 mineralization becomes available in accordance with the mine plan.

Metalla accrued 280 GEOs from Tocantinzinho for the second quarter of 2026.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

Wharf

On August 5, 2026, Coeur Mining, Inc. (“Coeur”) reported second quarter gold production of 18.1 koz at Wharf, an increase of 85% quarter over quarter. Coeur stated that higher production during the quarter was driven by increased ore tonnes placed, reflecting the successful return to normal crushing rates following the November 2025 crusher fire, bolstered by contract crushing exceeding planned throughput. Concurrent with the completion of the secondary and tertiary crusher upgrades, demobilization of the contract crushing is complete and normal site operations have resumed. Coeur also announced that exploration expenditures during the second quarter totalled $5 million and were focused on a mix of expansion and infill drilling at Juno, North Foley, Boston, and Summit Flat targets. In 2026, exploration programs at Juno and North Foley are expected to build on the 2025 expansion and infill drilling. Other targets, including Annie Creek and Summit Flat, are also expected to undergo expansion and infill drilling, while scout drilling is expected to continue development of the inferred resource pipeline. Coeur reiterated its previous guidance for 2026 of 72-90 koz gold production and $10-$12 million on exploration expenses.

Metalla accrued 344 GEOs from Wharf for the second quarter of 2026.

Metalla holds a 1.0% GVR royalty on the gold produced at Wharf mine.

Aranzazu

On July 10, 2026, Aura Minerals Inc. ("Aura") reported second quarter preliminary production from Aranzazu of 17,882 GEOs (as defined by Aura), marking a 14% increase over the first quarter of 2026, resulting mainly from metal prices and their impact on conversion to GEOs (as defined by Aura).

Metalla accrued 157 GEOs from Aranzazu for the second quarter of 2026.

Metalla holds a 1.0% NSR royalty on Aranzazu.

Endeavor

On July 14, 2026, Polymetals Resources Ltd. ("Polymetals") reported silver production of 396,485 oz, zinc production of 3,268 tonnes, and lead production of 2,061 tonnes in the second quarter of 2026. Record production was achieved during the quarter increasing by 48% quarter-on-quarter with ore drawn from both the Main Lode and the Upper North Lode ("UNL"). Subsequent to quarter end, Polymetals commenced its first processing trial campaign of high-grade UNL ore. Polymetals stated that initial results have been positive and demonstrated a pathway to optimize value by leveraging both concentrate from milling and Direct Shipping Ore to markets to maximize revenue. Polymetals also reported revenue of A$45.8 million in the quarter, an increase of 65% quarter-on-quarter.

On June 24, 2026, Polymetals reported that the first 12 underground diamond holes of a 34-hole campaign confirmed broad zones of high-grade silver-lead-zinc mineralization remain intact in the upper Main Lode, adjacent to existing mine development. Polymetals stated that the drilling and assaying has strengthened the potential to add high-grade silver-lead-zinc mineralization to the mining inventory at Endeavor.

Metalla accrued 314 GEOs from Endeavor for the second quarter of 2026.

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

La Guitarra

On July 14, 2026, Sierra Madre Gold and Silver Ltd. ("Sierra Madre") reported that it had received regulatory approval for drilling in the East District of the Guitarra Mine silver-gold complex. The drilling will test up to 30 different mapped vein systems and will be the first phase of a fully budgeted 30,000 metre drill program.

Metalla accrued 34 GEOs from La Guitarra for the second quarter of 2026.

Metalla holds a 2.0% NSR royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million. The Company's NSR royalty covers 100% of the Guitarra complex, including the Guitarra, Coloso, and Nazareno mines.

La Encantada

On July 8, 2026, First Majestic Silver Corp. ("First Majestic") reported production of 35 oz of gold from La Encantada in the second quarter of 2026. During the quarter, two surface drill rigs completed 4,357 m of drilling to concurrently test several new exploration targets and potential near-term mineralization expansion areas.

Metalla accrued 24 GEOs from La Encantada for the second quarter of 2026.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 koz annually.

Amalgamated Kirkland ("AK")

On July 29, 2026, Agnico announced that trucking of ore from the AK deposit to the LZ5 processing facility commenced in the second quarter of 2026. The LZ5 mill processed 71,000 tonnes of ore from the AK deposit and produced 7,800 ounces of gold.

On April 30, 2026, Agnico announced that it had received a permit amendment allowing ore from the AK deposit to be processed at the LZ5 processing facility at LaRonde. Production from the AK deposit is forecast to be approximately 40,000 ounces of gold in 2026.

Metalla received initial inaugural flows from AK during the second quarter of 2026 and accrued 6 GEOs from AK for the second quarter of 2026.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland.

Development & Exploration Stage Assets

Côté-Gosselin

On June 1, 2026, IAMGOLD announced an updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant MRE for the Côté gold mine. The updated MRE integrates the Côté and Gosselin zones, including the connecting saddle area, into a single geological and resource framework. Measured and Indicated Mineral Resources, inclusive of Mineral Reserves, totalled 12.7 million ounces of gold at Côté, and 7.4 million ounces of gold at Gosselin, and a total consolidated Measured and Indicated Resource, inclusive of Mineral Reserves, of 20.3 million ounces of gold. Inferred Mineral Resources totalled 2.0 million ounces of gold at Côté, and 0.9 million ounces of gold at Gosselin, and a total Inferred Mineral Resource of 3.5 million ounces of gold. The updated MRE will inform the upcoming Côté Gold Technical Report and mine plan, which remains on track for release in the fourth quarter of 2026. The updated technical report is expected to outline an updated life-of-mine plan incorporating the consolidated Côté and Gosselin pit, evaluate options for a plant expansion to leverage the larger consolidated resource base, and update Mineral Reserves accordingly. Further details on the design, scheduling, and economic parameters of the integrated operation will be disclosed at that time. IAMGOLD is also planning an additional 30,000 m diamond drilling program for 2026. The next phases of diamond drilling will aim to infill and test the ability to further expand the mineralized envelope for 2027.

Figure 1: Côté Gold Longitudinal Section of 2026 Resource Shell and Mineralization (Source: IAMGOLD press release dated June 1, 2026)

Figure 2: Côté Gold Inclined View of Mineral Resources within 2026 Resource Shell and Mineralization (Source: IAMGOLD press release dated June 1, 2026)

On August 6, 2026, IAMGOLD announced that expansion capital expenditures are expected to total approximately $120 million in 2026, of which $85 million is budgeted for the Côté gold mine. IAMGOLD indicated the expansion capital at Côté is to de-risk the contemplated Côté expansion, early works include basic mill infrastructure and a significant pushback to expand the operating area of the pit. IAMGOLD also stated that ore tonnes mined at Côté were 3.1 million tonnes, or 3% lower than the prior year period, due to a slightly higher strip ratio of 2.8:1 as mining activities progressed in pushback areas.

IAMGOLD reported that the 2026 Gosselin zone exploration program includes approximately 10,000 metres of diamond drilling to test the north and north-east extensions of the Gosselin zone. Approximately 4,400 metres were drilled YTD with none completed in the second quarter and drilling will resume in the third quarter using the most recent drilling results obtained. IAMGOLD also stated that an infill drilling program of 20,000 metres is ongoing on the Côté zone. Approximately 6,200 metres of surface diamond drilling were completed in the second quarter 2026. The infill drilling program was planned to improve resource confidence within the northeastern extension of the Côté deposit and convert Inferred Resources into the Indicated Resources category.

Metalla holds a 1.5% NSR royalty that covers substantially all of the Gosselin Mineral Resource estimate and ~7% of the Côté Mineral Reserves and Resources estimate in the northeastern portion of the Côté pit.

Taca Taca

On July 28, 2026, First Quantum Minerals Ltd. (“First Quantum”) reported that it continues to work constructively with the provincial authorities, and the approval of the Environmental and Social Impact Assessment (“ESIA”) is expected in 2026, following completion of the public consultation process. In April 2026, a hydrological feasibility certificate was issued, permitting sufficient water to support the first stage of the project. The certificate will be converted into a water concession upon ESIA approval. First Quantum is finalizing its Argentina Incentive Regime for Large Investments application with an intention to submit it after receiving ESIA approval and water use concessions. First Quantum also stated, in its second quarter of 2026 MD&A, that it is preparing a feasibility package for its 40 km access road to site. Additional technical studies and a trace review were also commissioned for the 345kV powerline.

Metalla holds a 0.42% NSR royalty on Taca Taca subject to a buyback based on the amount of Proven Reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities.

Copper World

On July 29, 2026, Hudbay Minerals Inc. ("Hudbay") reported that the definitive feasibility study for Copper World was progressing well, with 95% of the engineering work completed, and a project sanctioning decision on track for late 2026. The study is expected to include scope for future mill expansion optionality.

On June 24, 2026, Hudbay reported the closing of a $52 million bond issuance.  The gross proceeds are intended to be used to finance, reimburse and refinance, as applicable, certain eligible expenditures at Copper World.

Metalla holds a 0.315% NSR royalty on Copper World with the right of first refusal to acquire an additional 0.360% of the NSR royalty.

Fosterville

On July 29, 2026, Agnico reported that Fosterville produced 42 koz of gold in the second quarter of 2026. Deep exploration drilling at Lower Phoenix continued to extend high-grade mineralization beyond current mineral reserves. Notably, drilling in the Swan zone intersected 5.1 g/t gold over 21.4 m at 1,845 m depth, approximately 55 m south of current mineral reserves. Additional drilling in the Cardinal zone returned 9.6 g/t gold over 10.2 m and 16.8 g/t gold over 4.5 m.

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas within the land package. The Phoenix/Swan mineralization is on strike with Metalla’s royalty ground to the south, making continued extension of the Swan zone south of current mineral reserves particularly relevant to Metalla.

La Parrilla

On August 6, 2026, Silver Storm released infill diamond-drill results from the Rosarios Zone at its 100%-owned La Parrilla silver mine complex, where the top three intercepts were hole IDP-RO-26-007 at 200 g/t AgEq over 15.35 m, hole IDP-RO-26-004 at 215 g/t AgEq over 11.90 m, and hole IDP-RO-26-005 at 297 g/t AgEq over 7.30 m (plus additional hits including 481 g/t AgEq over 1.65 m and 239 g/t AgEq over 5.90 m). Silver Storm stated that the near-surface, infrastructure-proximal results highlight potential to extend the Indicated Resources roughly 100 m toward surface over a 125 m strike length, with 115 holes (~13,000 m) now complete.

On July 22, 2026, Silver Storm announced the first shipment of lead-silver and zinc concentrates from La Parrilla silver mine complex. Silver Storm reported that it had successfully produced an initial batch of concentrates using the La Parrilla sulphide processing circuit, then subsequently completed an initial shipment of 105 dmt of lead-silver concentrate and 70 dmt of zinc concentrate. The shipment was completed as part of Silver Storm’s previously announced offtake prepayment agreement. Silver Storm plans to continue increasing sulphide circuit processing rates with a goal of ramping up toward the nameplate capacity of 1,250 tonnes per day.

On July 14, 2026, Silver Storm announced the commencement of hot commissioning of the sulphide processing circuit at the La Parrilla silver mine complex. The feed for the sulphide circuit will continue to be sourced from the stockpile until underground development in the Quebradillas and Rosarios areas of the mine starts to provide access to run-of-mine mineralized sulphide material. On June 11, 2026, Silver Storm announced the first silver-gold doré pour at the La Parrilla silver mine complex. The first pour was completed as part of the commissioning process of the oxide processing circuit at La Parrilla and is expected to be able to pour silver-gold doré on an ongoing basis.

Metalla expects to receive inaugural cash flows from La Parrilla during the 2026 fiscal year and holds a 2.0% NSR royalty on La Parrilla.

Wasamac

On July 29, 2026, Agnico reported it is advancing internal evaluations on the development of the Wasamac underground project to provide feed for the mill at Canadian Malartic. Agnico envisions an underground satellite operation at Wasamac with a planned mining rate of approximately 3,200 tpd. Ore is expected to be transported to the Canadian Malartic mill for processing, with average annual gold production expected to be approximately 90,000 ounces with the potential for initial production as early as 2033. In the second quarter of 2026, Agnico continued to advance optimization and trade-off studies alongside permitting activities and engagement with stakeholders. Agnico also stated that the rock mass movement that occurred at the Barnat open pit at Canadian Malartic on July 1, 2026, will not affect the Canadian Malartic satellite plan.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buyback of 0.5% for C$7.5 million.

Castle Mountain

On August 5, 2026, Equinox Gold Corp. (“Equinox”) reported in its second quarter MD&A that it is focused on advancing the engineering work for the Castle Mountain Expansion, and subject to a positive federal permitting decision, the receipt of county and state permits, and the approval of the Equinox board of directors, an investment decision is expected during 2027. Equinox also confirmed that the draft Environmental Impact Statement (EIS), issued by the Bureau of Land Management, and the draft Environmental Impact Report (EIR), issued by the state lead agency under the California Environmental Quality Act, were both published on April 17, 2026, and that publication of the draft EIR also initiates the review process for certain additional state and local permits.

Metalla holds a 5.0% NSR royalty on the South Domes area of Castle Mountain.

Joaquin

On June 22, 2026, Unico Silver Ltd. ("Unico") reported assay results from 46 drill holes totalling 6,631 meters at Joaquin. Unico stated that drilling continues to deliver strong gold-silver intercepts across the La Morocha SE, Breccia Puntudo, and La Negra SE prospects, extending mineralization beyond the mineral resource reported on March 17, 2026. Unico also stated that infill drilling at Breccia Puntudo confirms high-grade gold mineralization supporting conversion of inferred to indicated mineral resources, and extension drilling at La Negra SE continues to return wide zones of oxide gold-silver mineralization along strike and below the March 2026 mineral resource.

Unico also reported that exploration drilling was completed and activity is now focused on prefeasibility study work streams including geotechnical drilling, Phase 2 baseline environmental studies, and water-exploration drilling for hydrological studies, with a maiden Prefeasibility Study scheduled for Q3 2026.

Metalla holds a 2.0% NSR royalty on Joaquin.

Del Toro

On June 22, 2026, Sierra Madre Gold and Silver Ltd. ("Sierra Madre") announced the closing of the acquisition of Del Toro from First Majestic Del Toro, S.A. de C.V., a wholly-owned subsidiary of First Majestic. Concurrent with the closing of the acquisition, Sierra Madre announced the closing of a brokered private placement financing for aggregate gross proceeds of C$57.5 million.

Metalla holds a 2.0% NSR royalty on Del Toro.

15-Mile

On June 19, 2026, St Barbara Limited (“St Barbara”) announced that permitting had commenced for the 15-Mile Processing Hub. The Initial Project Description (“IPD”) was formally submitted to the Impacts Assessment Agency of Canada (“IAAC”) on June 2, 2026, and has been confirmed to have passed the conformity review stage. IAAC has reviewed and is expected to share the IPD with the public and First Nation communities, and to decide whether Provincial Environmental Assessment Registration Document (“EARD”) will be sufficient or whether an Impact Assessment is necessary. In parallel, St Barbara continues to advance studies to align with a planned submission of the EARD in Q3 of the 2027 financial year and other associated permits. The IPD is consistent with the description mapped out in St Barbara’s announcement of January 21, 2026, which outlined the results of the Pre-Feasibility Study for the 15-Mile Processing Hub Project, with an operational mine life of more than 11 years (based solely on Proven and Probable Ore Reserves) and a processing rate of three million tonnes per annum producing an average of just over 100,000 ounces of gold per annum.

St. Barbara also stated that the 15-Mile mine site has been re-designed to be the sole processing hub for ore from the three locations, compared to the previous proposal of three separate processing plants operating simultaneously. The project consists of the 15-Mile mine, processing facility, and associated infrastructure including a tailings management facility; the old Austen Mine (previously referred to as Beaver Dam); and the old Mitchell Mine (previously referred to as Cochrane Hill). The location of 15-Mile also gives easy access to high voltage power infrastructure, highway access, and is centrally located within St Barbara’s future exploration target pipeline.

Metalla holds a 1.0% NSR royalty on the 15-Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Garrison

On April 27, May 21, June 18, and August 4, 2026, STLLR Gold Inc. (“STLLR”) announced additional assay results from its 2026 drilling program at the Jonpol deposit, situated in the Garrison property at the eastern end of the Tower Gold project. STLLR announced that it has completed 8,536 m of drilling at Jonpol for its first-half 2026 drill program. This year’s programs are designed to deliver on two primary objectives: first, strike extension with the majority of 2026 program targeting the western extension of Jonpol’s open-pit mineralization, with plans to expand the strike from 400 m as currently defined in the Tower Gold project Preliminary Economic Assessment to approximately 1,200 m; and second, infill drilling to confirm the block model and support the potential expansion of the higher-grade mineralization to incorporate into a future MRE. STLLR stated that the additional assays continued to intersect near-surface, high-grade mineralization in targeted areas along the western strike extension. Notably, these results yielded grades exceeding the current average open-pit grades at Jonpol in the Tower MRE, suggesting the potential to expand the mineral resources. These results continue to confirm the current geological model, supporting the potential expansion of higher-grade mineralization.

Metalla holds a 2.0% NSR royalty on Garrison.

Plomosas

On July 10, 2026, GR Silver Mining Ltd. ("GR Silver") reported positive drill results from the resource expansion drilling program at the San Marcial area in the Plomosas project. Diamond drilling on the SE Extension target confirmed the extension of high-grade silver mineralization for at least an additional 150 m to the southeast of the 2023 NI 43-101 MRE boundary. GR Silver stated that these results increase confidence in the exploration potential of the southeastern extension of the San Marcial system, which will continue to be tested as part of the ongoing 20,000-metre step-out drilling program.

On May 19, 2026, GR Silver reported its best ever drill results at San Marcial of 45.1 m true width at 1,623 g/t Ag including 18.85 m at 3,846 g/t Ag, and including 8.25 m at 8,579 g/t Ag.

Metalla holds a 2.0% NSR royalty on Plomosas, subject to a buyback of 1.0% for $1.0 million.

Gurupi

On May 13, 2026, G Mining reported that they plan to invest between $19 and $23 million in exploration at Gurupi this year, with the goal of delivering an updated MRE and a Preliminary Economic Assessment in the second half of 2026. G Mining also stated that alongside the exploration program, environmental and social baseline studies are advancing in support of an Environmental and Social Impact Assessment submission targeted for Q4 2026.

Metalla holds a 1.0% NSR royalty on the first 500 koz of production, 2.0% NSR royalty on the next 1 Moz, and 1.0% NSR royalty thereafter on Gurupi.

San Martin

On July 6, 2026, First Majestic entered into a definitive agreement to sell its 100%-owned San Martin silver-gold mine and associated Jalisco concessions (Mexico) to Flextronics Supply and Service, a private Mexican company, for total proceeds of US$90 million (US$2.5 million on closing and US$87.5 million in staged payments through 2032). The transaction is expected to close in the fourth quarter of 2026, subject to Mexican antitrust approval, and would introduce a new operator/counterparty on the San Martin royalty (the property has been under care and maintenance since 2019).

Metalla holds a 2.0% NSR royalty on San Martin.

Big Springs (and Golden Dome)

On July 2, 2026, Capricorn Metals Ltd. (“Capricorn”) announced that it had entered into a binding agreement to sell the Big Springs gold project to Sentinel Metals Ltd. (“Sentinel”), combining it with Sentinel’s Montana Columbia project to form an approximately 2.0 Moz North American gold platform, for total consideration of up to approximately A$26 million, conditional on Sentinel raising at least A$15 million. The Big Springs gold project includes areas partially covered by Metalla’s NSR royalties on Big Springs and Golden Dome. On July 6, 2026, Sentinel announced funding as an A$15.0 million placement at A$0.58 per share (with Capricorn subscribing for approximately A$3.0 million). Sentinel guided that shareholder approval for the transaction is expected to be obtained at a late-August 2026 shareholder meeting, and the transaction is expected to close in early-September 2026. Upon closing of the transaction, the operator/counterparty on Metalla’s royalty will transition from Capricorn (a producer) to Sentinel (a junior developer).

Metalla holds a 2.0% NSR royalty on Big Springs and a 2.0% NSR royalty on Golden Dome (each subject to annual advance royalty payments).

TVZ Zone

On June 1, 2026, Discovery Mining Ltd. (“Discovery”) (formerly Discovery Silver Corp.) announced the completion of the acquisition of the Kidd Operations. Discovery stated that a study is advancing for construction of a new conventional gold processing circuit at the Kidd Met Site, where future production from TVZ is expected to be processed.

On April 23, 2026, Discovery announced drilling at the TVZ project included 17 holes for 5,803 m. Results from the program were positive and included multiple significant assays from the TVZ1 and TVZ2 zones, which mark the north and south limits of the zone. The current work program is designed to infill and expand the TVZ Zone, with drilling ongoing from historic drill platforms, in preparation for an initial NI 43-101 mineral resource in late 2026.

Metalla holds a 2.0% NSR royalty on the TVZ Zone.

Tower Mountain

On July 16, 2026, Thunder Gold Corp. ("Thunder Gold") announced exploration diamond drill results from the UV target, at the Tower Mountain property. Six holes totaling 2,937 m targeted the down-dip projection of the main mineralized trend observed in historical diamond drill holes completed from 2002 to 2005. Three holes targeted the projected trend 100 to 150 m below the current bottom of the optimized pit constraining the 2026 MRE. The remaining holes targeted gaps in the MRE where there was insufficient drill data to estimate gold grades. Drilling has confirmed that the main mineralized trend at UV continues at depth and remains open, with grades and widths consistent with historical drilling and the 2026 MRE. Importantly, multiple new zones of mineralization above the 2026 MRE cut-off grade of 0.19 g/t Au were intersected in areas previously modeled as waste, providing potential to reduce the current 1.8:1 waste-to-ore strip ratio defined within the optimized pit.

Metalla holds a 2.0% NSR royalty on Tower Mountain.

Mirado Mine

On June 23, 2026, Kirkland Lake Discoveries Corp. ("KLDC") announced assay results from its ongoing 2026 diamond drilling program at the past-producing Mirado property. KLDC reported that the broader South Zone mineralization intersected in earlier drilling is interpreted as a major dilation-hosted mineralized area. These holes returned wider zones of mineralization and helped define the main South Zone mineralized body. Drill hole KLM26-011 extended this broader shallow South Zone mineralized area approximately 100 m west of KLM26-004. In the North Zone, KLDC stated that KLM26-008 was drilled approximately 75 m east of KLM26-006 and continues to support KLDC's interpretation of stacked, steeply dipping mineralized structures. When integrated with the South Zone, the expansion in KLM26-011, and the southern high-grade intercepts in KLM26-010, the results support a larger exploration model in which multiple mineralized zones may be connected by a common structural and hydrothermal framework.

On May 25, 2026, KLDC announced assay results from its ongoing 2026 diamond drilling program at the Mirado property. KLDC stated that assay results from drill holes KLM26-005 and KLM26-006, and visuals from KLM26-010 continue to strengthen KLDC’s evolving geological model at Mirado and highlight the growing scale of both the South and North Zone systems. KLDC also stated that winter drilling at KL West and KL South came in under budgeted, as a result KLDC has added an additional 5,000 m of drilling at KL South, bringing the total program up to 30,000 m.

Metalla holds a 1.0% NSR royalty on the Mirado Mine.

Edwards Mine

On June 22, 2026, Alamos Gold Inc. ("Alamos") reported new results from underground and surface exploration drilling at the Island Gold mine, where exploration drilling has defined high-grade mineralization across multiple areas which are being targeted as sources of additional high-grade mill feed with the expanded Magino mill. Alamos stated that the regional exploration program continues to intersect high-grade gold mineralization at the past-producing Edwards mine located seven kilometers from the Magino Mill. Alamos reported that a total drill program of $43 million has been budgeted for the Island Gold district, part of which will be drilling to be completed at the historic Edwards mine with the objective of extending mineralization beyond historically mined areas.

Metalla holds a 1.25% NSR royalty on the Edwards Mine.

CORPORATE UPDATE

The Company also announces that it has entered into an agreement (the “Agreement”) with Native Ads Inc. (“Native Ads”) to provide investor awareness and promotional services, in compliance with the policies and guidelines of the TSX Venture Exchange (“TSXV”), NYSE American, and applicable legislation. Under the Agreement, Native Ads will provide content development, web development, media buying and distribution, and campaign reporting and optimization services. Native Ads has been engaged for a term of up to three months, for a total cost of up to $315,000, including $15,000 for setup costs, content development and marketing management services, and a budget of up to $100,000 for content distribution and content placements per month, which the Company intends to pay out of its general working capital account. Under the Agreement, the Company will pay $115,000 in advance. The Company retains the right to renew the Agreement for subsequent terms of one month, with a budget of up to $100,000 for each additional month, and to terminate the Agreement at any time with no penalty.

Native Ads and its principal, Jon Malach, are arm's-length parties to the Company. Native Ads is in the business of providing strategic digital media services, marketing and data analytics services. Neither Native Ads nor its principal have any interest, directly or indirectly, in the Company or its securities. Native Ads is located at 244 Fifth Avenue, Suite N-249, New York, NY, 10001.

The engagement of Native Ads is subject to approval of the TSXV.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, an independent consultant, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a qualified person ("QP") as defined in NI 43-101.

ABOUT METALLA

Metalla (NYSE American: MTA) (TSX-V: MTA) is an emerging mid-tier precious and base metals royalty and streaming company. Metalla holds a diversified portfolio of nearly 100 royalties and streams - covering approximately 660,000 hectares of geologically prospective land - on gold, silver, and copper assets operated by some of the leading mining companies operating in the world's premier mining jurisdictions. Metalla's strategy is to acquire high-quality royalties and streams on long-life assets, providing shareholders with exposure to gold, silver, and copper, while mitigating risks associated with operating and developing mines. Metalla offers shareholders long term value through the commodity cycle by focusing on a portfolio of royalties and streams on the metals that matter most.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Financial Measures

Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") including (a) attributable gold equivalent ounces (GEOs), (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, and (e) Adjusted EBITDA. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

(a) Attributable GEOs

Attributable GEOs are a non-IFRS financial measure that is composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period. The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's attributable GEOs for the three and six months ended June 30, 2026, were:

	Three months	Six months
	ended	ended
Attributable GEOs during the period from:	June 30, 2026	June 30, 2026
Tocantinzinho	280	533
Wharf	344	459
Aranzazu	157	290
Endeavor	314	371
La Guitarra	34	75
La Encantada	24	54
Amalgamated Kirkland	6	6
NLGM	14	45
Total attributable GEOs	1,173	1,833

(b) Average cash cost per attributable GEO

Average cash cost per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's average cash cost per attributable GEO for three and six months ended June 30, 2026, was:

	Three months ended June 30, 2026	Six months ended June 30, 2026
Cost of sales for NLGM	$6	$21
Total cash cost of sales	6	21
Total attributable GEOs	1,173	1,833
Average cash cost per attributable GEO	$5	$11

(c) Average realized price per attributable GEO

Average realized price per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, by the number of attributable GEOs. The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. The Company's average realized price per attributable GEO for the three and six months ended June 30, 2026, was:

	Three months	Six months
	ended	ended
	June 30, 2026	June 30, 2026
Royalty revenue (excluding fixed royalty payments)	$5,222	$8,286
Revenue from NLGM	61	212
Sales from stream and royalty interests	5,283	8,498
Total attributable GEOs sold	1,173	1,833
Average realized price per attributable GEO	$4,504	$4,636

Operating cash margin per attributable GEO	$4,499	$4,625

(d) Operating cash margin per attributable GEO

Operating cash margin per attributable GEO is a non-IFRS financial measure that is calculated by subtracting the average cost price per attributable GEO from the average realized price per attributable GEO. The Company presents operating cash margin per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(e) Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS. The Company's adjusted EBITDA for the three and six months ended June 30, 2026, was:

	Three months	Six months
	ended	ended
	June 30, 2026	June 30, 2026
Net Income	$1,223	$1,334
Adjusted for:
Interest expense	301	650
Finance charges	70	107
Income tax provision	720	906
Depletion and depreciation	484	848
Foreign exchange loss	42	78
Share-based payments	1,010	1,790
Adjusted EBITDA	$3,850	$5,713

Refer to the Company's management discussion and analysis for the three and six months ended June 30, 2026, which is available on SEDAR+ at www.sedarplus.ca, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Future-Oriented Financial Information

This news release contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams, and other projects, which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the paragraphs below. FOFI contained in this news release was made as of the date of this news release and was provided for the purpose of providing further information about Metalla's anticipated future business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein.

Technical and Third-Party Information

Metalla has limited, if any, information on or access to the properties on which Metalla (or any of its subsidiaries) holds a royalty, stream or other interest and has no input into exploration, development or mining plans, decisions or activities on any such properties. Metalla is dependent on (i) the operators of the mines or properties and their QPs to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs from the requirements of the SEC applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not intend to and does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this press release include, but are not limited to, statements regarding: future events or future performance of Metalla; the completion of the Company’s royalty purchase transactions; the Company’s plans and objectives; the Company’s future financial and operational performance;  expectations regarding stream and royalty interests owned by the Company; the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla; management’s statements regarding the start and increase of production at properties on which Metalla holds royalties and streams, and the timing thereof; the future availability of funds, including drawdowns pursuant to the RCF; the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof; the statements of the Company’s officers about the Company’s positioning, assets and future; that Metalla is well-positioned to deliver meaningful long-term growth on a per-share basis; the vesting of the RSUs awarded to Mr. Singh; the planned commissioning of additional haul trucks and a front-end loader for Tocantinzinho and the expected increased mining rates; the expected 2026 production guidance at Tocantinzinho and the weight towards the second half of the year; that higher-grade phase 2 mineralization will become available at Tocantinzinho; the expected 2026 production guidance at Wharf; the planned exploration activities at Wharf in 2026; the planned exploration budget at Wharf for 2026; the potential to add high-grade mineralization to the mining inventory at Endeavor;  the drilling program at La Guitarra; the expected 2026 production guidance at AK; the completion of an updated NI 43-101 Technical Report for Côté gold mine reflecting the updated MRE integrating the Gosselin and Côté zones, and the timing thereof;  the outline of an updated life-of-mine plan incorporating the consolidated Côté and Gosselin pit; the expansion of the processing plant at Côté; the release of an updated Mineral Reserve estimate for Côté; the planned drilling program at Côté in 2026 and the potential ability to expand the mineralized envelope for 2027; the expansion capital expenditures in 2026 for Côté and Gosselin and their goals; the exploration program at Gosselin in 2026; that drilling will resume at Gosselin in the third quarter; the review of the ESIA for Taca Taca, and the expected timing for approval thereof;  the conversion of the hydrological feasibility certificate for Taca Taca into a water concession and the timing thereof; the submission of an application for the RIGI regime for Taca Taca and the timing thereof;  the feasibility package for the access road to Taca Taca; the completion of a definitive feasibility study for Copper World and the timing thereof; the scope for future mill expansion optionality at Copper World; the sanction decision for Copper World and the timing thereof; the use of proceeds from the Mitsubishi investment at Copper World; the potential to extend the Indicated Resources at La Parrilla; the various works at La Parrilla related to the restart of operations and the timing thereof; the continued increase of sulphide circulate processing rates with the goal to ramp up towards nameplate capacity of 1,250 tonnes per day at La Parrilla; the source of the feed for the sulphide circuit at La Parrilla; that the processing circulate at La Parrilla is expected to be able to pour silver-gold doré on an ongoing basis; the receipt of initial cash flows from La Parrilla and the timing thereof; the potential underground satellite operation and the planned mining rate at Wasamac; the expected milling of Wasamac ore at Canadian Malartic mill; the expected gold production at Wasamac and the timing thereof; the commencement of production at Wasamac and the timing thereof; that the rock mass movement that occurred at the Barnat open pit will not affect the Canadian Malartic satellite plan; the advancement of engineering work for the Castle Mountain expansion; the investments decision about Castle Mountain and the timing thereof; the receipt of required permits for Castle Mountain; the release of a pre-feasibility study for Joaquin and the timing thereof; the processing of the IPD for 15-Mile; the submission of a EARD for 15-Mile and the timing thereof; the mine life, processing rate and expected production at 15-Mile; the production plans suggested for 15-Mile; the 2026 drilling program at Garrison; the extension and expansion plans at Garrison; the exploration potential of the southeastern extension of the San Marcial system at Plomosas; the ongoing drilling program at Plomosas; the release of an updated Mineral Resource Estimate and Preliminary Economic Assessment for Gurupi and the timing thereof; the exploration budget for Gurupi in 2026 and its focus; the filing of an environmental and social impact assessment for Gurupi and the timing thereof; the closing of the acquisition of San Martin by Flextronics Supply and Service, and the timing thereof; the closing of the acquisition of Big Springs by Sentinel and the timing thereof; the construction of a new conventional gold processing circuit at the Kidd Met Site at the expectation that production from TVZ will be processed at the Kidd Met Site; the release of an initial mineral resource for TVZ Zone and the timing thereof; the potential to reduce the waste-to-ore strip ratio at Tower Mountain; the drill program at the Island Gold district including the Edwards mine, its budget and objective thereof; the expected budget for the services provided by Native Ads under the Agreement; the approval of the engagement of Native Ads by the TSXV; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest; the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest; future gold, silver and copper prices; other potential developments relating to, or achievements by, the counterparties for the Company’s stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest; costs and other financial or economic measures; prospective transactions; growth and achievements; financing and adequacy of capital;  future payment of dividends; future public and/or private placements of equity, debt or hybrids thereof; and the Company’s ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks related to commodity price fluctuations; the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to NSRs, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; risks related to exchange rate fluctuations; that payments in respect of streams and royalties may be delayed or may never be made; risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties; that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams; business opportunities that become available to, or are pursued by, Metalla; that Metalla's cash flow is dependent on the activities of others; that some royalty and stream interests are subject to rights of other interest-holders; that Metalla's royalties and streams may have unknown defects; risks related to Metalla's two material assets, the Côté property and the Taca Taca property; risks related to general business and economic conditions; risks related to global financial conditions, risks related to geopolitical events and other uncertainties, such as the conflict in the Middle East and Ukraine; risks related to epidemics, pandemics or other public health crises, including the novel coronavirus global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition; that Metalla is dependent on its key personnel; risks related to Metalla's financial controls; dividend policy and future payment of dividends; competition among mineral royalty companies and other participants in the global mining industry; that project operators may not respect contractual obligations; that Metalla's royalties and streams may be unenforceable; risks related to potential conflicts of interest of Metalla's directors and officers; that Metalla may not be able to obtain adequate financing in the future;  risks related to Metalla's credit facilities and financing agreements; that Metalla may be subject to litigation, claims, actions, regulatory or governmental investigations, audits and other proceedings in the ordinary course of business; title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest; interpretation by government entities of tax laws or the implementation of new tax laws; changes in tax laws impacting Metalla; risks related to anti-bribery and anti-corruption laws; credit and liquidity risk; risks related to Metalla's information systems and cyber security; risks posed by activist shareholders;  that Metalla may suffer reputational damage in the ordinary course of business; risks related to acquiring, investing in or developing resource projects;  risks applicable to owners and operators of properties in which Metalla holds an interest;  exploration, development and operating risks; risks related to climate change; environmental risks; that the exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities; risks associated with the acquisition and maintenance of mining infrastructure; that Metalla's success is dependent on the efforts of operators' employees; risks related to mineral resource and mineral reserve estimates; that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against; risks related to land title; risks related to international operations; risks related to operating in countries with developing economies; risks related to the construction, development and expansion of mines or projects; risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples; that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction; the volatility of the stock market; that existing securityholders may be diluted; risks related to Metalla's public disclosure obligations; risks associated with future sales or issuances of debt or equity securities; risks associated with the RCF; that there can be no assurance that an active trading market for Metalla's securities will be sustained; risks related to the enforcement of civil judgments against Metalla; risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent Annual Information Form and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.